September 11, 2007

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street NE

Washington, DC 20549-7010

Attention: Ms. April Sifford Dear Ms. Sifford:

Re: FEC Resources Inc. Form 20 F for the Fiscal Year Ended December 31, 2006 Filed July 13, 2007 File No. 000-17729

We are in receipt of your letter dated August 9, 2007 and are preparing a response. We anticipate responding by September 30, 2007 as we are going over the items with our auditors.

Yours truly, FEC Resources Inc.

“signed”

Riaz Sumar Director and Chief Financial Officer